08028143

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC 105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 9, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saint Laurent Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. Pacific Coast Highway, Suite 200
(No. and Street)

Long Beach	CA	90804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Fahringer, CEO — (562) 346-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Green and Company LLP
(Name – *if individual, state last, first, middle name*)

308 South M Street	Tulare	CA	93274-5429
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Fahringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saint Laurent Capital, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Timothy J. Fahringer
Signature

CEO
Title

Delores Estella Conti
Notary Public

DELORES ESTELLA CONTI
COMM. # 1653184
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. MAR. 21, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Green and Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

LARRY W. AYERS, C.P.A.
MARLA D. BORGES, C.P.A.
KEVIN M. GREEN, C.P.A.
WM. KENT JENSEN, C.P.A.
KATHLEEN M. LAMPE, C.P.A.
LYNN M. LAMPE, C.P.A.
ALAN S. MOORE, C.P.A.
KENNETH B. NUNES, C.P.A.
GIUSEPPE SCALIA, C.P.A.
KENNETH W. WHITE, JR., C.P.A.

REBECCA AGREDANO, C.P.A.
LYNDA S. ANDERSON, C.P.A.
ELAINE D. REULE, C.P.A.
NATALIE H. SIEGEL, C.P.A.
NANCY R. TUTSCHULTE, C.P.A.

ROBERT L. BANDY, C.P.A. *Consultant*
JAMES G. DWYER, C.P.A. *Consultant*
DONALD G. GORDON *Consultant*
FOREST A. MCQUEEN, C.P.A. *Consultant*
CHARLES L. SOUTHARD, C.P.A. *Consultant*
KENT A. WOOLLEY, C.P.A. *Consultant*

JOSEPH L. GRAY, C.P.A. *Independent Consultant*

Dinuba
Hanford
Tulare
Visalia

February 21, 2008

To the Board of Directors
Saint Laurent Capital, Inc.

In planning and performing our audit of the financial statements of Saint Laurent Capital, Inc. (the Corporation), as of and for the period from inception (January 9, 2007) through December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Saint Laurent Capital, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • FAX (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M. Green and Company LLP

M. GREEN AND COMPANY LLP
Certified Public Accountants

SAINT LAURENT CAPITAL, INC.

FINANCIAL STATEMENTS

**Period from Inception (January 9, 2007)
Through December 31, 2007**

TABLE OF CONTENTS

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saint Laurent Capital, Inc.

We have audited the accompanying statement of financial condition of Saint Laurent Capital, Inc. (SLC), as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (January 9, 2007) through December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the SLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We belive that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Laurent Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. Green and Company LLP

February 21, 2008
Tulare, California

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • FAX (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

SAINT LAURENT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:				
Cash and cash equivalents	$	26,365		
Other current assets		25		
Total current assets			$	26,390
PROPERTY AND EQUIPMENT, net of accumulated depreciation				3,638
OTHER ASSETS				1,215
Total assets			$	31,243

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	2,601		
Other current liabilities		7,546		
Total current liabilities			$	10,147
STOCKHOLDER'S EQUITY:				
Common stock 10,000,000 shares authorized, 1,000,000 shares issued and outstanding, $.001 par value		1,000		
Paid in capital		24,000		
Retained earnings (deficit)		(3,904)		
Total stockholder's equity				21,096
Total liabilities and stockholder's equity			$	31,243

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF INCOME
PERIOD OF INCEPTION (JANUARY 9, 2007)
THROUGH DECEMBER 31, 2007

REVENUE			$	189,000
OPERATING EXPENSES:				
Employee compensation and benefits	$	98,276		
Advertising and promotions		31,941		
Transportation and travel		27,531		
Legal and professional fees		26,716		
Research		13,592		
Occupancy		12,835		
Office		8,002		
Other expenses		7,870		
Depreciation		643		
Total operating expenses				227,406
Operating loss				(38,406)
OTHER INCOME:				
Dividend and interest income		252		
Other income		35,050		
Total other income				35,302
Loss before taxes				(3,104)
Provision for state franchise tax				(800)
Net loss			$	(3,904)

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
PERIOD FROM INCEPTION (JANUARY 9, 2007)
THROUGH DECEMBER 31, 2007

Stockholder's equity as of January 9, 2007	$	-
Plus (minus):		
Investments in common stock		1,000
Paid in capital		24,000
Net loss		(3,904)
Stockholder's equity as of December 31, 2007	$	21,096

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS PERIOD FROM INCEPTION (JANUARY 9, 2007) THROUGH DECEMBER 31, 2007

Beginning balance	$ -
Plus (minus):	
Increases (decreases)	-
Ending balance	$ -

See notes to basic financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (JANUARY 9, 2007) THROUGH DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,904)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	643	
Increase in other current assets	(25)	
Increase in other assets	(1,215)	
Increase in accounts payable	2,601	
Increase in other current liabilities	7,546	
Net cash provided by operating activities		$ 5,646
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(4,281)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	1,000	
Paid in capital	24,000	
Net cash provided by financing activities		25,000
Net increase in cash and cash equivalents		26,365
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year		$ 26,365
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash paid for taxes		$ -

See notes to basic financial statements.

NOTE 1 - Business and Organization

Saint Laurent Capital, Inc. (SLC) was incorporated in California on December 19, 2006. SLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD).

SLC performs investment banking services, primarily, for US-based companies that are seeking financial advisory regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. SLC is located in Long Beach, California and is an S-Corporation.

Due to the nature of the activities and forms of compensation expected to be received, SLC is required to become registered as a broker-dealer with NASD, Inc., Securities and Exchange Commission (SEC), and the State of California and Utah, as well as any other required states in which it solicits or conducts business with investors, prior to conducting these transaction-based activities.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

SLC maintains its books on the accrual method of accounting, with its recognition of revenues on a when-earned basis in connection with services performed, while expenses are recorded on an as-incurred basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affects certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid investments with an original maturity of three months or less and one clearing deposit to be cash equivalents.

Advertising

The Corporation expenses advertising costs as they are incurred.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Depreciation

Depreciation is provided on office equipment using the straight-line basis with the estimated life of five years.

NOTE 3 - Cash

Cash consists primarily of a $26,365 investment in money market securities held by Wachovia Securities, which for net capital computation purposes is subject to a 2 percent haircut, or $527.

NOTE 4 - Net Capital Requirement

SLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital , both as defined, shall not exceed 8 to 1, within the first 12 months of operation as a registered broker-dealer or $5,000, whichever is greater. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2007, SLC's net capital was $15,591, which exceeded the minimum net capital requirement by $10,691 and its net capital ratio was .65 to 1.

SLC is also limited under SEC Rule 15c3-1 on the withdrawal of equity capital. No equity capital may be withdrawn by action of the Corporation's stockholder by redemption or repurchase of shares of stock, through the payment of dividends or similar distributions, nor may any unsecured advance or loan be made to the stockholder without written notice given in accordance with the rule to the Securities and Exchange Commission.

NOTE 5 - Provision for Income Taxes

SLC has elected, with the consent of its stockholder, to be taxed as an S Corporation for federal and state income tax reporting under Internal Revenue Code Section 1362. An S Corporation does not generally pay federal income taxes, instead, its stockholders are taxed on the Corporation's income. Therefore, these statements doe not include any provision for federal income taxes.

For California income tax reporting there is a minimum franchise tax of $800 or 1.5 percent of income adjusted for state income tax purposes whichever is greater. The 2007 provision for state franchise tax includes only the minimum amount of $800.

NOTE 6 - Operating Lease

The Corporation entered into a six month non-cancelable operating lease for corporate office space beginning on August 23, 2007, at a monthly rent of $574. The lease can be renewed for additional six month increments at a monthly rent of 120 percent of the monthly rent during the preceding term.

SUPPLEMENTARY INFORMATION

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

NET CAPITAL:

Add:		
Total assets	$ 31,243	
Total liabilities	10,147	
Net worth		$ 21,096
Deductions and/or charges:		
Non-allowable assets:		
Other current assets	25	
Net property and equipment	3,638	
Other assets	1,215	
Total non-allowable assets		4,878
Tentative net capital		16,218
Haircuts (2% of cash and equivalents)		527
Net capital		$ 15,691

AGGREGATE INDEBTEDNESS:

Accounts payable	$ 2,601	
Accrued liabilities	7,546	
Total aggregate indebtedness		$ 10,147
Ratio of aggregate indebtedness to net capital		0.65:1

NET CAPITAL REQUIREMENTS:

Minimum net capital requirement per SEC Rule 15c3-1 (greater of a or b)

a. Minimum dollar amount	$ 5,000	
b. Minimum percentage of aggregate indebtedness (12 1/5%)	$ 1,268	
Excess net capital		$ 10,691

(continued)

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II A OF FORM X-17A-5 AS OF DECEMBER 31 2007)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	15,691
Audit adjustments		-
Other changes		-
Net capital per above	$	15,691

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control requirements under Rule 15c3-3, Saint Laurent Capital, Inc. qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

See accompanying independent auditors' report.

END